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ANNUAL REPORTS
FORM X-17A-5
PART III ✸

SEC FILE NUMBER

8-49443

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 AND ENDING 06/30/2024

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PricewaterhouseCoopers Corporate Finance LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One North Wacker Drive

(No. and Street)

Chicago   **Illinois**   **60606**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristen H. Kelly   **312-854-7996**   **kristen.kelly@pwc.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP

(Name – if individual, state last, first, and middle name)

485 Lexington Ave. 11th Floor **New York**   **NY**   **10017**

(Address)   (City)   (State)   (Zip Code)

09/24/2003   **173**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Wolfe _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PricewaterhouseCoopers Corporate Finance LLC _____, as of 6/30 _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CRESWELL C FORNEY
Notary Public - State of New York
NO. 01FO0014601
Qualified in Bronx County
My Commission Expires Oct 21, 2027

Signature: _____

Title: President

_____
Notary Public

SEC Mail Processing

SEP 2 4 2024

Washington, DC

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS
CORPORATE FINANCE LLC

June 30, 2024

CONTENTS

 **Crowe**

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers of
PricewaterhouseCoopers Corporate Finance LLC
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PricewaterhouseCoopers Corporate Finance LLC (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2008.

New York, New York
September 13, 2024

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2024

ASSETS

Cash and cash equivalents	$28,283,088
Accounts receivable, less allowance for credit losses	2,881,716
Other assets	479,639
Total assets	$31,644,443

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable, accrued expenses and other liabilities	$8,211,851
Deferred revenue	939,583
Due to affiliates	5,398,546
Member's capital	17,094,463
Total liabilities and member's capital	$31,644,443

The accompanying notes are an integral part of this statement.

PricewaterhouseCoopers Corporate Finance LLC

NOTES TO FINANCIAL STATEMENT

June 30, 2024

NOTE A - GENERAL BUSINESS

PricewaterhouseCoopers Corporate Finance LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by PwC US Business Advisory LLP and its Partners and Principals. The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its member liabilities in the Company's obligations and debts shall be limited to the amounts of their capital contributions.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, including advising on and arranging capital sourcing, and advising on mergers and acquisitions.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. Cash and Cash Equivalents

Cash and cash equivalents include cash balances held in financial institutions.

The Company is subject to credit risk at June 30, 2024, as the majority of all cash and cash equivalents are held at one financial institution, in excess of the federally insured amount of $250,000. The Company has not experienced any losses related to these uninsured balances.

2. Accounts Receivable and Allowance for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Accounts receivables are primarily related financial advisory services. Substantially all of these receivables are accounted for at amortized cost, which generally approximates fair value. The Company evaluates collectability based upon evaluation of counterparty credit risk, historical losses, current conditions, and reasonable and supportable forecasts. At June 30 2024, the Company reviewed its receivables from customers and recorded an allowance for credit losses of $43,760 against such net amounts recorded in the financial statements.

NOTES TO FINANCIAL STATEMENT

June 30, 2024

NOTE C – RELATED PARTY TRANSACTIONS

1. Intercompany Transactions

Expenditures are processed by PwC US Business Advisory LLP (PwC), the Company's parent, on behalf of the Company. At June 30, 2024, the amount due to PwC was $5,398,546, which represents the net amount of expenditures paid and allocated by PwC. Between July 1, 2023 and June 30, 2024 the Company paid PwC $20,000,000.

2. Employee Benefit Plans

PwC maintains a defined contribution plan covering all employees of PwC and certain related entities, including the Company. The Plan provides that employees who have attained age 21 voluntarily contribute from 1% to 100% of their pre-tax compensation to the Plan and/or from 1% to 100% of post-tax compensation to the Plan, with the total amount of contributions not to exceed 100% of compensation. The Company matches employee contributions in the amount of 25% of the first 6% of compensation contributed to the Plan. The Company also makes a profit sharing contribution of 5% (8% for Managing Directors, and 7% for grandfathered Directors) of compensation regardless of the employees' contributions.

The Company also participates in PwC's Retirement Benefit Accumulation Plan (RBAP), which was frozen effective June 30, 2008. No one who was not a participant on June 1, 2008 can thereafter become a participant and benefits do not consider compensation or service after June 30, 2008.

3. Retirement Wealth Builder Plan

The Company also participates in the PwC's Retirement Wealth Builder Plan, which began making contributions to the plan on July 1, 2008 for all employees, except for student interns or employees on international assignment but not on the payroll in the United States of America. The Company will pay 100% of the contributions made to the plan as well as all of the administrative and recording keeping fees. The Company will make contributions for each employee on a bi-monthly basis. Special one-time contributions may also be made depending on the circumstances. The amount of contribution for each employee is based on the employee's benefit service and position.

NOTES TO FINANCIAL STATEMENT

June 30, 2024

NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but, as of June 30, 2024, the Company had net capital of $17,255,109, which exceeded minimum net capital requirements by $16,519,910.

NOTE E - CONTINGENT LIABILITIES

During the ordinary course of business, the Company is a party to claims and legal actions for which loss contingencies may arise. Loss contingencies are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. As of June 30, 2024, the Company is not involved with any outstanding actions.